

Mail Stop 4631

December 21, 2017

Richard Perl
Chief Administrative Officer
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ 08638

      Re: TerraCycle US Inc.
            Amendment No. 2 to
            Offering Statement on Form 1-A
            Filed December 7, 2017
            File No. 024-10734

Dear Mr. Perl:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2017, letter.

General

1. We note from your website that you will be offering certain perks to investors. Please revise to provide disclosure regarding the perks that you plan to offer investors. We also note that your website states that for an investment of $700 or more you will give investors 999 points, which may be redeemable for a cash payment to a nonprofit organization or school. Please disclose the dollar value of the cash payment associated with the 999 points.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

2. Please separately present goodwill from other identifiable intangible assets on the face of the pro forma balance sheet. If the $2,542,665 adjustment is goodwill, then revise the title of the line item to goodwill.

3. Please include an adjustment to the pro forma statements of income for the increase in depreciation and/or amortization expense for the step up in the carrying value of Air Cycle Corporation's property and equipment, net and finite lived intangible assets to fair value.

4. Please include an adjustment to the pro forma statements of income for interest expense related to the promissory note to the seller of Air Cycle Corporation.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Sara Hanks, Esq.